SERVICES AGREEMENT

THIS AGREEMENT is made on this 30th of September 2010 by and between

Supplier:	Zarlink Semiconductor AB, corporate identification number 556027-1222, with the address Box P.O. Box 520, 175 26 Järfälla, Sweden (hereinafter ”Zarlink”)

Customer:
Fastighets AB Diamantsliparen AB, corporate identification number 556811-6072, a wholly owned subsidiary of Kvalitena AB, corporate identification number 556527-3314, with the address c/o Storholmen Teknik AB, Strandvägen 5A, SE-114 51 Stockholm, Sweden (hereinafter the “Customer”)

Each of the parties is individually referred to herein as a “Party” and collectively as “Parties”.

WHEREAS Zarlink in a Purchase Agreement dated 23rd of September 2010 has agreed to transfer the property Järfälla Veddesta 2:43 (the “Property”) to the Customer with closing as of the 30th of September 2010;

WHEREAS the Property is specialized in certain areas, requiring services and management in order to function as agreed with the tenants of the Property (below the “Tenants”);

WHEREAS the Customer requires assistance from Zarlink to provide such services;

NOW, THEREFORE, in consideration of the mutual undertakings set forth herein, the Parties agree as follows.

1.	Services

Zarlink shall provide to the Customer certain management services in regards to managing the Property on behalf of the Customer, including but not limited to operating the clean rooms of the Property. The services to be provided are defined in Exhibit A and Exhibit B, (the “Services”).

The level of the Services to be provided shall be no less than the services required from the landlord pursuant to all of the relevant and applicable lease agreements in place at the time of the transfer of the Property to the Customer, or otherwise as agreed by the Parties.

2.	Invoicing of Tenants

It shall be the Customer’s obligation to invoice all tenants of the Property for all rents, and any supplementary costs due and payable, and to collect all such amounts. In order to assist the Customer with such invoicing Zarlink agrees to provide financial information to the Customer to the extent stated in Exhibit A.

3.	Suppliers’ Costs

The Customer shall make direct payment to all suppliers for any and all materials, services and utilities provided by such suppliers in and to the Property. The customer shall provide Zarlink with ready money at an amount of SEK 100,000 enabling Zarlink to pay smaller amounts on behalf of the Customer.

Zarlink shall present a yearly budget of anticipated suppliers’ costs to the Customer for approval each year. The Customer shall respond within fifteen (15) days from receiving the proposed budget in writing. Approval may not be withheld without reasonable grounds.

The Customer shall also approve each capital expense and extraordinary expense in advance of purchase. It is Zarlink’s obligation to provide information to the Customer for such approval. The Customer shall without delay respond in writing. However, Zarlink is not obligated to obtain such approval in the event immediate action is necessary in order to avoid damage to the Property, its contents or any tenant’s operations or business.

4.	Management Fee

For the Services provided according to this Services Agreement, Zarlink shall be entitled to a management fee equal for Zarlink’s actual costs incurred in providing the Services, including but not limited to employees’ salaries and social security contributions, plus a mark-up of 15% thereon, however at no point shall such mark-up on management fee exceed SEK 500.000 per year.

All amounts are stated without value added tax.

5.	Payment

Payment of the management fee shall be made within 30 days from the date of each monthly invoice. In the event of late payment, Zarlink shall be entitled to charge interest in accordance with the Swedish Interest Act (1975:635) until full payment is made.

The invoice shall specify all actual, incurred costs.

6.	Term of Service Agreement

This Service Agreement shall be in effect starting from the Closing Date stated in the Purchase Agreement, and for a period of 24 months thereafter, upon which time this Service Agreement shall terminate automatically. The Customer may at any time during the 24 months period however terminate the Service Agreement with three (3) months written notice to Zarlink.

The Customer shall at the termination of this Service Agreement, whether at the expiry of the 24 months term or after a premature termination, assume all responsibilities for the Services stated herein. The parties agree that  the budget for all clean room costs, except capital expenditures, showing that all costs therefore will be covered by the tenant’s charges. Said budget is attached as Exhibit C.

In the event the Customer by objective reasons needs an extension in time in order to carry out the Services stated herein with the same level of service and quality towards its Tenants as upheld by Zarlink, the Parties agree to negotiate in good faith on new terms and conditions for a reasonable prolongation period of this Service Agreement.

At the termination of this Service Agreement, all Zarlink employees engaged in carrying out the services as stated herein will be offered employment by the Customer on the same terms and conditions as they enjoy as Zarlink employees at the date for such transfer. A list of the Zarlink employees at present engaged in the services is attached as Exhibit D, including name, date of birth, date of employment, title, salary and other employment benefits. Zarlink undertakes to keep the Customer fully informed if any employee would give notice of termination of his employment during the term of this Service Agreement and to act diligently in order to replace such employee as soon as possible. Further, Zarlink undertakes to consult with the Customer in matters of importance relating to the employees, such as recruitment of new employees, potential increases in salary and alike.

The parties have agreed that the Customer’s obligation to offer the employees employment will be fulfilled by the Customer’s affiliated company Storholmen Teknik AB.  Storholmen Teknik AB has for that purpose signed this Agreement together with the Customer. The above is subject to Union approval and does not alter the fact the Customer is obliged to offer the employees employment according to Swedish mandatory law (§ 6B, The Act on Employment Protection).  Storholmen Teknik AB will enter into a collective agreement (Sw. kollektivavtal eller hängavtal) with Unionen at the time when the employees get employed by Storholmen Teknik AB.

Zarlink has carried out negotiations with the relevant Union according to the co determination act regarding the transfer of employees as described herein.

7.	Termination

Where a Party has committed a material breach of contract and has not rectified such breach within 30 days following receipt of a written request therefore from the other Party, the latter Party has the right to immediately terminate this Service Agreement.

A Party is entitled to terminate this Services Agreement with immediate effect where the other Party suspends payment, has commenced composition proceedings, has been placed into liquidation, placed into bankruptcy or is otherwise insolvent.

8.	Limitation of Liability

Zarlink shall in connection with this Services Agreement be liable for damages, such as for example lost profits, diminished production or business turnover, to the same extent that the landlord is liable in regard to the tenants according to the lease agreements, if and to the extent such damage is caused by Zarlink’s failure to perform its services relating to the Clean rooms under this Service Agreement. Zarlink shall in no event be liable if its failure to perform is due to an action or omission on behalf of the Customer or any third party. Further, Zarlink assumes no liability in case its failure is caused by force majeure including but not limited to strikes and other conflicts on the employment market, shortage of raw material related to the services or similar circumstance or events outside of Zarlink’s control.

9.	Assignment of the Agreement

Any assignment by a Party of its rights and obligations under this Services Agreement to a party outside of the assigning Party’s group of companies requires the prior written consent of the other Party. Assignment within the assigning Party’s group does not require the consent of the other Party provided that the assigning Party guaranties (Sw: går i borgen som för egen skuld) the acquiring Party’s obligations.

10.	Notices

All notices to or by the respective Parties hereto shall be in writing and shall be deemed to have been duly given when posted by recorded delivery to the Party to which such notice is required to be given under the above stated address seven (7) days following posting.

11.	Agreement

This Services Agreement supersedes any arrangements, understandings, promises or agreements made or existing between the parties hereto prior to or simultaneously with this Services Agreement, including but not limited to the Letter Of Intent signed on July 8/July 15, 2010 by the Parties and constitutes the entire understanding between the parties.

Except as otherwise provided herein, no addition, amendment to or modification of this Services Agreement shall be effective unless it is in writing and signed by and on behalf of both Parties.

12.	Law

This Services Agreement shall be construed in accordance with Swedish law.

13.	Dispute

Any dispute, controversy or claim arising out of or in connection with this Services Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration administered at the Arbitration Institute of the Stockholm Chamber of Commerce (SCC Institute).

Where the amount in dispute does not exceed SEK 1.000.000 the SCC Institute's Rules for Expedited Arbitrations shall apply.

Where the amount in dispute exceeds SEK 1.000.000 the Arbitration Rules of the SCC Institute shall apply. Where the amount in dispute exceeds SEK 1.000.000 but not SEK 5.000.000 the Arbitral Tribunal shall be composed of a sole arbitrator. Where the amount in dispute exceeds SEK 5.000.000 the Arbitral Tribunal shall be composed of three arbitrators.

The amount in dispute includes the Claimant's claims in the Request for Arbitration and any counterclaims in the Respondent's reply to the Request for Arbitration.

________________

This Services Agreement has been executed in three originals, of which Zarlink, Storholmen Teknik AB and the Customer have taken one each.

Stockholm, 23rd of September 2010	Stockholm, ____ of September 2010
Place, date	Place, date

ZARLINK SEMICONDUCTOR AB	FASTIGHETS AB DIAMANTSLIPAREN

/s/ Renato Pontello	/s/ Thomas Kjessler

Renato Pontello	Thomas Kjessler

/s/ Tor Ygdevik	______________________

Tor Ygdevik

With respect to Section 6, last paragraph but one.

STORHOLMEN TEKNIK AB

______________________

signature

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name in print